Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE January 20, 2014
ENGINEERING AND PROCUREMENT CONTRACTS AWARDED FOR PRAIRIE CREEK MINE

Vancouver, British Columbia, January 20, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to announce the engagement of Tetra Tech for engineering and procurement services relating to the Company’s 100% owned Prairie Creek zinc/lead/silver mine in the Northwest Territories.

Tetra Tech has been engaged to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine. Specifically these technical services will develop tender packages for mine rehabilitation and development; mill completion, power generation and distribution; heat recovery systems; a dense media separation plant; a paste fill plant; a water treatment plant; instrumentation and control systems; camp construction and winter road construction and maintenance needed to put the Prairie Creek Mine into production.

Canadian Zinc and Tetra Tech will issue these tender packages for competitive tender to qualified bidders in the first and second quarters of 2014, giving full recognition to opportunities for participation by local First Nations and adjacent communities.

The tendering and procurement process, to be managed by Tetra Tech, is an important phase of the project that will refine and augment the design work completed previously and will generate definitive estimates of the capital cost and schedules required to place the Prairie Creek Mine into operation.

Canadian Zinc has also engaged AMC Mining Consultants (Canada) Ltd. (“AMC”) to undertake an optimization study of the underground mine plan with a view to reducing the initial development, shorten the development schedule and optimize mine operating costs.

The engagement of Tetra Tech and AMC follows receipt of the Type “A” Water Licence and all permits needed to operate the mine and marks the start of engineering and procurement to complete the construction and development of the Prairie Creek Mine.

About Tetra Tech

Tetra Tech is a leading provider of consulting, engineering, project management and technical services worldwide. Tetra Tech’s Vancouver office includes a team of experienced professionals specializing in the design, delivery and support of all engineering disciplines. Tetra Tech’s capabilities include engineering, procurement, logistics and construction management of underground and surface mines, mineral processing plants, power, and administrative infrastructure with recent experience of major projects in northern Canada, including the Ekati Diamond Mine and, the Izok zinc copper project.

About AMC Mining Consultants (Canada) Ltd.

AMC is a leading independent mining consultancy, providing services to plan new mines and improve the operations of existing mines with a primary focus on achieving optimum output and return. AMC has worked previously with Canadian Zinc and has extensive knowledge of the Prairie Creek deposit, carried out the 2012 mineral resource estimation, and authored the 2012 Technical Report.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 m airstrip.

Canadian Zinc also owns an extensive land package in central Newfoundland that includes the South Tally Pond project, which hosts the Lemarchant deposit, along with other exploration targets. The Company recently acquired Messina Minerals Inc. (refer to December 20, 2013 press release). Messina’s key projects are the Tulks South project and the Long Lake project, both of which are situated approximately 50 kilometers from Canadian Zinc’s Lemarchant deposit of the South Tally Pond Project. A detailed and updated database is now being assembled from which exploration programs will be planned on key central Newfoundland properties during 2014.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
             E-mail: invest@canadianzinc.com                                     Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.